FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of September 28, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                      RESPONSIBILITY OR CONNECTED PERSONS

Signet Group plc (the "Company")

In accordance with Section 324 of the Companies Act 1985 and Disclosure Rule
3.1.4R(1), we hereby notify that the following director exercised options and immediately sold the resulting 0.5 pence ordinary shares in the capital of the
Company on 28 September 2006, as follows:

Name                  No. of options    Percentage of Selling Price Total holding      Total current
                      exercised and     issued class  (GBP)         following          percentage holding
                      shares sold                                   transaction        of issued share
                                                                                       capital

Mark Light            92,764            0.005%        1.10          Nil                Nil

Marc Boston
Assistant Company Secretary
0870 90 90 301
28 September 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   September 28, 2006